

Mail Stop 3561

May 27, 2010

Steven Lipscomb
Chief Executive Officer
ante5, Inc.
One Hughes Drive, Suite 606
Las Vegas, NV 89169

> **Re:** **ante5, Inc.**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed May 18, 2010**
> **File No. 000-53952**

Dear Mr. Lipscomb:

We have reviewed your responses to the comments in our letter dated May 14, 2010 and have the following additional comments.

<u>General</u>

1. Please provide a detailed legal analysis of why you believe that you will not be an investment company as defined in the Investment Company Act of 1940 after consummation of the spin off. Please address in this regard the fact that a large percentage of your post spin off assets appears to consist of securities. In addition, address the nature of the royalty stream and its status as a possible security. For example, do you have any intellectual property rights in the WPT Business or merely a right to receive payments based upon the profitability of the WPT Business?

2. Please file any agreements detailing your rights in the post spin off assets and describe the material terms of those agreement.

<u>Letter to ante5, Inc. shareholders</u>

3. Please revise the first bullet point to clarify, if true, that the guarantee of $3 million is provided only by Peerless, not Party or advise.

Business, page 8

4. We note your response to prior comment 12 and reissue in part. Please remove the reference to ClubWPT.com as "innovative" on page 9.

Risk Factors, page 16

5. We note your response to prior comment 15, and your statement that Mr. Limpcomb's compensation has been determined and added to the Executive Compensation section. However, the risk factor continues to state that his compensation has not been determined on page 16 and we can not locate the addition of such disclosure in the Executive Compensation section on page 45. Please clarify.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact John Stickel at (202) 551-3324 with any questions. If you need further assistance, you may contact me at (202) 551-3412.

Regards,

Amanda Ravitz
Branch Chief – Legal

cc: Via Facsimile (612) 642-8326
        David Polgreen, Esquire